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                                                     Filed by Dean Foods Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and Deemed Filed Pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: Dean Foods Company
                                                  Commission File No.: 001-08262

Suiza Foods Corporation and Dean Foods Company will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Suiza free of charge by requesting them in writing from Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations, or by telephone at (214) 303-3400. You may obtain documents filed with the SEC by Dean Foods free of charge by requesting them in writing from Dean Foods Company, 3600 North River Road, Franklin Park, Illinois 60131,
Attention: Corporate Secretary, or by telephone at (847) 678-1680.

Suiza and Dean Foods, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the merger. Information about the directors and executive officers of Suiza and their ownership of Suiza shares is set forth in the proxy statement for Suiza's 2000 annual meeting of shareholders. Information about the directors and executive officers of Dean Foods and their ownership of Dean Foods stock is set forth in the proxy statement for Dean Foods' 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

Safe Harbor Statement
---------------------
Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions

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generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

                                    * * * * *

The following is a transcript of an analyst conference held by Suiza and Dean Foods on April 5, 2001:

               MALE VOICE: Good morning. Could you take your seats please? Before we begin I would like to take a moment and read a safe harbor statement.

               Some of the statements that we'll make in this presentation will be forward looking and we make them pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These forward looking statements include statements relating a number of factors described in our press release and on page one of our presentation, which is displayed up here.

               Statements made involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. Other risks affecting Suiza Foods and Dean Foods businesses are identified in their filings with the Securities and Exchange Commission, including their annual reports on form 10K of year ended December 31st, 2000 and May 28th, 2000 respectively.

               All forward looking statements in this presentation speak only as of the date of this presentation. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any changes in the events, conditions, or circumstances in which any such statement is based.

               With that I would like to now introduce Greg Engles, chairman and CEO of Suiza Foods.

               MR. ENGLES: Thank you and good morning. Before we get started this morning I would also like to introduce on the podium with me this morning Howard Dean, the chairman and CEO of Dean Foods, and Barry Fromberg who is the CFO at Suiza Foods. And let me start by saying that at Suiza we are just incredibly proud of the opportunity to join together with Dean Foods.

               When we got started in this business Dean was the model for the industry. We believe they continue to be one of the finest companies in the industry. And we think this combination is a great one. And I am personally just thrilled to have the opportunity to be in business with Howard and with his team at Dean on the closing of this transactions. So,

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this is a great moment for us at Suiza and something that we are just enormously proud of and excited about.

               This morning I would like to give you an overview of the transaction. Then we'll talk about the new Dean Foods company, and Howard and I will both spend some time describing what we believe are the assets and opportunities in the new Dean Foods company. And Barry will share with you some financial information with respect to the transaction. So, if we can jump right into the transaction overview.

               Let me give you some of the details about the exchange in the merger itself. Consideration for each Dean share is $21 in cash and .429 shares of Suiza common stock. There are no caps or collars associated with the stock portion of the transaction.

               As of last night's close that equates to $40.92 per share for a 26% premium to last night's closing price. In terms of basic ownership of the company going forward the existing Suiza shareholders will own 65% of the company and the Dean Food shareholders will own 35% of the business. The total value of the transaction is approximately 2.5 billion dollars, including 1 billion dollars in assumed debtedness.

               Part of this transaction for a number of reasons both of our own corporate structure and also to address potential regulatory issues in this transaction we are going to require the 33.8% interest in the Suiza Dairy group that Dairy Farmers of America presently owns. We are going to acquire that interest for approximately 165 million dollars in cash. And six plants that operate in overlapping areas for both Dean and Suiza have significant dairy operations.

               This transaction should be tax free to the Dean shareholders with respect to the stock portion of the transaction. Following the closing of the transaction Suiza will maintain its current dividend policy which is not to pay cash dividends.

               The name of the company will be Dean Foods Company. It will be headquartered in Dallas, Texas. Howard will remain the chairman of the combined companies. I'll take the CEO title in the new Dean Foods. And the board of directors will be evenly divided or will be divided upon along the same lines as share ownership in the company with Dean having approximately one-third of the seats or five out of fifteen seats, with Suiza having approximately two-thirds of the seats or ten out of fifteen.

               Let me tell you a little bit about the new Dean Foods Company that will be created by virtue of this merger. First of all, this I believe is a landscape changing transaction in the dairy industry and in the specialty segment, which we participate. We'll come out of this transaction with a roughly 10 billion dollar dairy and speciality foods company with almost 1 billion dollars in annual EDBA. It will be a company that will have national geographic reach in terms of direct toward delivery distribution system, as well as this national distribution system with respect to value added products that go through grocery warehouses.

               We will have an extremely strong portfolio of brands, both on the regional dairy branded side of the equation and also on the national value added product side of the equation. And Howard will talk about those brands on the dairy side in some detail going forward, but let me remind you of some of the value added brands that are going to be part of this company.
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               International Delight which is the Morningstar flagship brand in excess over 200 million dollar brand this year. We'll have the opportunity ultimately to acquire all of the interest in the Silk Soy Milk brand which last year was 85 million dollar brand growing very rapidly. The Chugs brand of milk products in excess of a 200 million dollar brand growing nicely, combined with Suiza single serve line products make us a very, very large single serve beverage company.

               We are going to have a wonderful set of opportunities here to invest in significant brands where we have a large presence and competitive advantage. We believe that will be an opportunity to create a tremendous amount of value for our shareholders going forward.

               Finally, this company brings together two management teams that bring a tremendous amount of experience in these respected areas. Plus we have I believe a team that a very proven track record with respect to acquisition, integration and delivery to our shareholders. We are excited about this combination. We think it's going to give us a great opportunity to build shareholder value going forward.

               And let me talk a little bit about the details of creating shareholder value. First of all, with respect to the economic impact, financial impact of this transaction. We expect this transaction to be 5 to 10% accretive to earnings per share on a cash earnings per share basis in the first full year of operation. And cash earnings per share assumes that the new FASB pronouncement on business combinations moves forward at the end of the second quarter of this year.

               On a GAAP basis as it is presently constituted we believe the transaction will be neutral to earnings per share in the first year and accretive thereafter. We expect to realize 60 million dollars in synergies during our first full year of the combination and those synergies will come from areas across our business systems. So, in areas of manufacturing and distribution we'll find synergies, purchasing, corporate overhead. And the other areas where one would expect to find synergies, sales forces, sales performance, and the ability to invest behind to drive our brand.

               By the end of the third year of this transaction we expect the annual run rate of synergies to be in the order of 120 million dollars which again will create significant accretion on both GAAP and past earnings per share basis. This company will be a significant cash flow generator. We expect over the next five years to generate in excess of 1.5 billion dollars in pre-cash flow before debt service in this transaction, which will allow us to rapidly delever our balance sheet, which in turn should drive accelerating earnings growth, particularly when you consider that deleveraging in light of what we believe will be significant top line growth. Growth in earnings by virtue of improving our operations and extending our brands.

               We will have significant opportunities in this combination to improve our asset utilization and increase operating efficiency. We are going to find opportunities to rationalize our manufacturing system to more effectively utilize our distribution system. And to more effectively allocate and utilize our corporate overhead resources as we grow this business.
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               We will have the opportunity to invest more capital against larger, more attractive opportunities on the value added side of the business. And we will do that as we move forward, particularly when you consider the relatively large brand that we have that are growing where we have opportunities to continue to extend those brands and invest against them for future profitable growth.

               Finally, I think our shareholders will benefit from a company with expanded market capitalization, greater liquidity. And we hope that over time we'll attract a larger shareholder base as Suiza grows in market cap, trading liquidity and stock. There are regulatory considerations to be addressed in this transaction. And our approach has been to address them right up front.

               First of all, we will immediately file our Hart Scott Redino notice with the Justice Department to get a regulatory review of this transaction moving, and moving quickly. Secondly, we plan to meet today with the Department of Justice to discuss with them the merger and our plans for divestiture of overlapping operations in order to expedite their review and consideration of this transaction. We have addressed we believe the critical regulatory issues up-front and we have addressed them structurally. We have agreed, as I mentioned earlier to acquire DFA's interest in our dairy group facilities for the exchange of six plants in overlapping areas and approximately 165 million dollars in cash.

               DFA as most of you know is the largest farmer dairy cooperative in the United States and has approximately 7 billion dollars in sales. It is an investment grade credit rated company with a long history in all aspects of the dairy business. And we believe they will be a formidable operator and competitor with Suiza and we believe that their intent is to build a large dairy company starting with the assets that we'll divest them in the context of this transaction.

               Finally, it's important to remember that the dairy industry remains very highly fragmented. There are well in excess of 200 food processors in the United States today. Competition in this business is primarily at the local and perhaps somewhat at the regional level. And that competitive set on the local and the regional level will remain vigorous with significant amounts of competition with the new Dean Food company in every market in which we operate.

               I would now like to take the opportunity to talk a little bit about the new Dean Food company and invite Howard Dean to come up and join me and talk about some of the great assets and opportunities of the company as well.

               First of all, what are our strategies to continuing to grow the business? For those of you that have followed Suiza and Dean closely you know that the category that we operate in primarily the food business is dominated by private label products sold by our primary customers. And by virtue of that we have focused on customer service as a core competency and a core strategy in building our businesses.

               These customers care deeply about their brands. They care about their brands being available for their customers in the stores. They care about the quality of those brands. And we have found over time that if we take care of those issues we have a satisfied customer base that we have

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been able to grow over time. And we will never lose our focus with respect to those issues as we move forward with the new Dean Foods company.

               We have also found that as the grocery retail segment has consolidated and the food service segment has consolidated there is demand for simplified supply chain providers in the dairy category from our customers. So, our national customers enjoy the benefits of having a supplier that matches up with them nationally. And this transaction will further enhance our ability to do so.

               We find the same thing being true on the food service side of this business. And we think it will be a critical asset for our company moving forward to be able to service our customers wherever they operate their business. We will also have as I mentioned before the opportunity to take cost out of this business as we move forward. And that will benefit not only our shareholder, but we believe our consumers and our customers ultimately.

               We will have greater resource and greater opportunities to invest against innovative new products whether it be new product development, packaging, a new processing technologies or as we have in the past and Dean has in the past we believe we'll have great opportunities to enter into partnerships with other companies who either own brands that have products that are extendable into this area or as we find branded companies that have an interest in participating in this category with new brands and new products.

               In that light Dean has a tremendous relationship with Nestle Company. We have a great relationship with people like Hershey's, Proctor and Gamble, with respect to product partnerships. We think we'll have great opportunities going forward as we take advantage of the leverage we have in our manufacturing and distribution systems to capture the benefits of other partnerships in that area going forward.

               We do have a number of very big brands as I have mentioned. We are going to focus our branded development against those branded categories in which we have strategic advantage and the opportunity to create value. And I mentioned some of those brands before, International Delight, Horizon, Sun Soy, Silk on the soy milk brand side of things. Also, in the refrigerated salad dressing category with Marie's we think we have a great position and opportunity there. And of course, the Dean line of dips and single serve dip products where Dean occupies a leading position in the category, and has great opportunities to further develop their business.

               Let me give you a few key statistics with respect to the company. On a pro forma basis for the disposition to DFA we'll have approximately nine and a half billion dollars in revenue. These are based on 2000 historical numbers. So, somewhat less than the numbers we are going to be talking about going forward, but nonetheless I think instructive of the company. Almost 900 million dollars in historical EBDA synergies. We'll operate a combined 137 plants, over 6000 direct to store delivery routes across the country, and an excess of 30,000 combined employees.

               In terms of our corporate structure, where each of these two companies exist today as you know, DFA owns 33.8% of our food dairy group. We own 100% of our Morningstar value added products business. And then we have international operations, a wholly owned operation in
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Puerto Rico, 75% majority owned operation in Spain, and we own a minority interest in Consolidated Container which is a large plastic bottle manufacturing company.

               Dean is organized in a somewhat similar way. They own, of course, 100% of their food and milk operations. Their national refrigerated products with traditional portfolio of Dean brands is a wholly owned and they have a new 50% joint venture with Land O'Lakes for a value added dairy products. And they own 38% of White Way which is Silk brands. Plus 100% of their specialties food group which are pickles, powders, sauces and puddings.

               In terms of the new corporate structure, again, by taking a DFA out of the Suiza dairy group the new Dean Foods will own 100% of it's fluid dairy operations, which I believe will simplify our operations and our financing. We'll own 100% of Morningstar including our existing slate of value added products and brands, as well as Dean's, although the Land O'Lakes joint venture and the minority investment in White Way will remain for the time being.

               We'll own 100% of the speciality foods group which again includes pickles, powders, sauces and puddings. And we'll continue to own the international and minority interest operations as part of Suiza. Within this structure we believe we have a wonderful group of managers, and extremely talented management team. The dairy group will continue to be run by Pete Shenkles, who runs the Suiza dairy group. Reporting to him will be an outstanding group of operators in the fluid dairy area including Rick Fare who runs our Southeast operations. Eric Blanchard who runs the Dean dairy operations. Rick Beamon who runs our southwest operations. And Alan Burnun who operates our fluid milk operations in the northeastern Unites States.

               Ben Grafender will continue to run the Morningstar business and will have added to his portfolio the Dean value added businesses out of the national refrigerator products group. And Jim Breisinger who currently runs the specialty group for Dean will continue to run that operation and all of those gentlemen report to the CEO of the business.

               Now, let me just turn and give you an overview of what businesses we have netted within the new company. And what the relative sizes are, which I think is an important aspect of understanding the benefits of this transaction and the value that I believe is embedded in this company as we start to merge, as we move forward and close this transaction in the third quarter of this year.

               First of all, we'll have approximately a 5.5 billion dollar fresh milk and cream business. Again, that business is a DFD based business. It will be national in terms of its geographic scope. Its mission is to sell milk products under our very strong regional brand and the private label brand for our customers, and to provide those customers with great quality products, great service day in and day out.

               We will have in the Morningstar complex of properties a 1.1 billion dollar value added dairy products company. This company, I believe, has a tremendous amount of value on a stand alone basis. Has a wonderful margins structure. It has some very rapidly growing brands embedded in this category that I believe will have the opportunity to continue to grow in a material way over the foreseeable future. So, we believe that the
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Morningstar operation will be a very, very powerful platform for growth for our business and for creating value for the new Dean Foods going forward.

               We will also have and I think this may come as a surprise to some people an almost 1 billion dollar ice cream business vetted in the new Dean Foods. That ice cream business will built around some very, very strong regional ice cream brands. And those include the Dean brand in the upper Midwest, a Mayfield brand which is a wonderful ice cream brand throughout the southeastern United States, the Pet brand of ice cream, which again is a wonderful ice cream brand throughout the southeastern United States. A Meta Gold brand in the western United States and then a very, very strong complementary based private label manufacturing for people of the likes of Baskin Robbins and many of our large retail customers.

               Now, we believe that as the ice cream business comes to be better understood by Wall Street and we will endeavor to make the ice cream business more transparent for you as we move forward, that the investment community will realize the value of this aspect of our business as we continue to grow it and grow it in profitability.

               In addition to those very large businesses we'll have a 600 million dollar culture products business which will make us I believe one of the largest culture product companies in the United States. That would consist of cottage cheese, sour cream and yogurt operations. We will, of course, have a very large pickle business, which is the Dean pickle business, which has approximately an 85% share of the private label pickle market and some wonderful regional brands. And then the other value added aspects of the speciality business, the powders, sauces and puddings business.

               So, all in all I think you are going to have a diversified portfolio of food products and an absolute wonderful platform for growth in each aspect of our business. With that I would like to invite Howard to come up and talk about where we operate in the dairy case, some of the exciting opportunities we have in our business going forward.

               Howard?

               MR. DEAN: You can tell that Greg's enthused about the merger as well as I am. I think it's a great opportunity for Dean Foods to realize that in the consolidation to get some of the synergies that Greg talked about there will be some dislocation of Dean's, but when you get outside of maybe our Franklin Park area, that should not happen. In fact, I think and I'll talk about it in a minute the strength we have in our Rockford Technical Centers, going to serve all of us at Dean and Suiza very well, because we can now really concentrate on developing a lot of new products, and also do a better job of marketing.

               This first chart you see here we are talking about serving the entire dairy case and beyond it is very interesting in that you see that we have private label in almost all of our products in a lot of brands. And I'll cover the brands in just a minute. But we do have a very strong branded company. The regional brands in Suiza and ourselves, that have to [inaudible] for many years. That as we make these acquisitions and we acquire a good strong regional brand we keep the regional brand and we don't try to go national, especially in fluid milk.

                  Ice cream and a few other product lines like Dips for One and others, Marie salad dressings we can go national, but fluid milk
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products I think we are going to be a regional business as we have in the past and a very strong regional.

               What I want to do this morning just briefly is talk a little bit about our products. Talk about the geographical reach we will now have by combining the two companies. Talk a little bit about brands which Greg mentioned before, the strength of our regional brands. And probably the most important thing is what this merger will do to us as the dairy company and the dairy industry competing against other beverages. And that's the key point in pointing us together is how do we compete against the soft drink companies and the other companies that are putting out nutritional drinks, PowerAde and all the rest of them. And I think you'll find that by us combining we are going to do very well when it comes to competing and taking market share from those national beverages.

               This gives you a look at some of the new products that Suiza has developed over the years, and some of the ones that we have and there are a lot more than just what's up here. But you can see over in the Dean side we have the pourable salad dressings which came out this year, Dips for One which came out about a year ago right now, doing very well. The little Chug that we started about six, seven years ago and that's doing very well. And then the Silk product that we have the ownership in that. Greg talked about that, and we have the option to buy 100% of the company and not too far out.

               So, we are very excited about where we are going to go with all these products. Besides these we are in the process of developing other new products as we have over the years. And I think Suiza is doing the same thing. You can see that Suiza has the kids milk. They are also in the soy milk business with Sun Soy, and International Life which has been very successful for many, many years.

               With these new products it really gives us an opportunity to do two things. First, it gives us an opportunity to really utilize our Rockford Technical Center in Rockford, Illinois, where we have a number of research and development people, and quality control people, environmental people.

               And also, it will help us with new products to expand or distribution throughout the US, add new accounts, and really which we haven't talked much about, get us into new channels of distribution. Many machines and other outlets that the industry hasn't been in big time for quite awhile. And also it will allow us to do products that better utilize our marketing response going forward.

               This is the Dean plants, the Dean manufacturing plants. And I have another slide that will, I'll turn to in just a second that shows you. They are backwards I think. Another slide that shows you the Suiza plants and it's a nice overlay. If you could put on top of each other you'll find very few areas of the US where we overlay each other. And I think this is going to be a real advantage to us going forward, because first we are going to be able to serve our accounts much better. Our big account have one or maybe two people serving them and I think this is really going to allow us to service those big accounts.

               Also, it's going to allow us to better utilize our assets. We have a lot of technology in ESL and ISL, their immediate shelf life, and shelf life products. I think by combining the two operations that we can
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move some products around and do a very good job of better utilizing our assets.
And as Greg mentioned it will also help us reduce our cost.

               This is a picture of the Suiza plants. You can see that they have plants outside the US where we, down in Puerto Rico and Spain. The only thing we have outside the US as many of you know is the EBI Limited company over in outside of London that makes products for McDonald's.

               This gives you a pretty good idea. All of our regional dairy brands now, we have other brands when it comes to pickles and our non dairy coffee creamer and our aseptic products, or pudding products, cheese products. They are not on. This is strictly dairy brands. You can see the number of good solid dairy brands that we have around the country. And we want to utilize these brands going forward. I don't think there is another company in the US that has so many strong regional brands in the dairy business. Fluid milk dairy business is still a regional business. It's not like ice cream. It's not like dips. It's not like pourable dressings. It's a business that you can ship maybe 200, 250 miles and that is where the brand strength is in that geographical area that these various brands represent.

               This gives you a pretty good overview of where those brands are in the United States and what kind of coverage we have. You look at the map you can see that the few white areas on the map are the ones where we don't cover the area with one of our brands. These brands are going to give us a better ability to compete with the large beverage companies. All the brands are really quite strong. All the brands that haven't been strong between Suiza and our self we have eliminated them over the years. But these are strong viable brands.

               And it really will allow us to do promotions better and spend our promotion money better than we have in the past by utilizing our regional brand strength in the dairy operations.

               I might mention one thing as I started off a few comments here was that our big goal, or our goal in getting us together is to be able to compete better against the large beverage companies. We are going to do it with new products. We are going to do it with a new processing technology and some of that technology, as many of you know, have caused us some problems over the last year and a half in getting those plants running the way they should. But we have the technology there and I think combining with Suiza we'll really be able to utilize that technology.

               Better DSD coverage. That's direct store delivery. I don't think there will be a better company in the United States that can do direct store delivery of refrigerated products than we will. No one will touch us. And so we should be able to, because of that system we should be able to work all kinds of new products into that system as we go forward.

               We also as Suiza does we also have excellent relations with our major accounts. This is very key going forward because the major accounts are getting more major. They are getting bigger. They are consolidating, growing. And I think between the two of us we have outstanding relations with all the major accounts that would use dairy products or any of our products, but specifically dairy when it comes to the retail or food service.

               We really look forward to working with Greg and his management team down in Dallas. I think it's an exciting time for Dean

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Foods. We have been in the business for 75 years. The two companies you can see from the maps and including the location of plants and also location of brands fit very well together. I think the management teams are going to fit well together. We look forward to working with Greg in the future.

               Barry?

               MR. FROMBERG: Thanks, Howard, and good morning everyone. Let me spend a few minutes telling you about the capital structure for this exciting transaction. And how we plan to [inaudible] first looking at our sources and uses of funds for the deal. The deal with financed primarily with senior debt and Suiza stock. We have a 2.6 billion dollar senior credit commitment from our existing lead banks, Bank One and First Union. That will consist of 600 million dollar revolving credit facility, term A facility as well as the term B facility with institutional lenders.

               In addition, we plan on arranging a new accounts receivable facility of up to 450 million dollars. So, you see on the slide 2.55 billion dollars in financing including the receivable facility. That should leave us between 400 to 500 million dollars availability under our new revolver to fund the future growth of the business.

               We have met with S&P and Moody's to review the new transaction. We expect to receive an affirmation of our double B plus rating under Standard & Poors. And we are continuing to work with Moody's as they finalize their rating.

               The Suiza stock number that you see here is simply the numbers of shares that we are issuing, .429 shares of Suiza stock for every Dean share. At yesterday's close $46.44. On the uses side, the total purchase for Dean equity includes the $21 per share in cash, and the Suiza stock that we are issuing. We are going to refinance our existing debt which consists of our current credit line at the dairy group level, as well as our current 150 million dollar receivable facility. And then Dean's commercial paper program.

               You see here the buy out of DFA's interest in our dairy group at 165 million dollars. And then other fees and expenses of the transaction including one time cost associated with the synergies and deal cost of 155 million dollars.

               Looking at the right hand side of the balance sheet we expect the closing in addition to the new bank debt that I just talked about, we are going to be assuming and remain intact 700 million dollars of senior notes that were issued by Dean Foods, as well as about 150 million dollars in other bank debt principally support subsidiary debt for Suiza and Dean. So, our total debt at closing is expected to be about 3.4 billion dollars. Our types issue will remain outstanding and unchanged. And then our pro forma equity of about 1 billion 350 million dollars.

               Total leverage at closing is expected to be about 3.8 times [inaudible] higher obviously than our leverage today. But as I mentioned earlier, we have presented this new structure to both Moody's and S&P. And we do expect S&P to reaffirm our current double B plus rating.

               Looking a little more at the combined income statement which again as Greg mentioned in his comments, these numbers that we are presenting are sales and actual results adjusted for the transaction. Suiza's numbers are for the calendar year 2000. Dean's numbers are for the trailing 12 months ended February 2001. We have adjusted those numbers for the expected divestitures of the six plants. And we have also adjusted these numbers for the 60 million dollars in securities and the purchase accounting adjustment depreciation.

               So, that if the deal close at the beginning of 2000 we would have generated 9.5 billion dollars in sales. Just under 900 million dollars in EBDA with the margin of 9.2%. And about 600 million dollars in operating income with a margin of 6.3%.

               Now, obviously going forward these numbers should be higher than what we are presenting here, but we wanted to show what sales would have looked like if the deal would have closed at the beginning of the year. And with that let me turn the presentation back to Greg for summary and Q&A.

               Thank you.

               MR. ENGLES: Thank you, Barry, and thank you, Howard. Let me just quickly wrap up and summarize the transaction for you. And then we'll open it up for questions. First of all, we expect this transaction to be a 5 to 10% accretive to the first year cash earnings per share based on the adoption of the new business combination method as proposed by FASB. We also believe that it will be neutral to earnings per share on a current GAAP basis. This transaction as we have described both Howard and I have described creates great opportunities for growing both the top and the bottom line. I think gives a scale into important businesses outside of the food milk business being a value added products business, and the ice cream business. We are very excited about those opportunities.

               There are significant opportunities to do things better in the combined company than we have been able to do separately. Those will lead to 60 million dollars in synergies in the first full year following the closing of this transaction and an annual synergy run rate at the end of the third year of approximately 120 million dollars. Over the next five years we'll generate in excess of 1.5 billion dollars in free cash flow available for debt service. We'll significantly delever our balance sheet. That combined with our top line growth and our increasing emphasis in delivery of synergies we believe will lead to significantly accelerated earnings growth over that period of time.

               And the result of this transaction is at the end of the day a very well capitalized company that generates a lot of cash flow, has some wonderful opportunities, not only do things more efficiently, but also to grow the top line of the business. Puts us in a fabulous position or categories with a great opportunity to continue to generate value for our shareholders and customers, our employees, our consumers.

               We are pleased that you came. And we would now like to open it up for questions. We'll start first with questions in the audience live. We will passing a microphone around, because this is webcast.

               MALE VOICE: Howard mentioned a couple times that the key reason for the combination is to compete against other beverages. Do you really think you can do that? There are still lots of regional brands and also with the existing marketing talent that you have within your company?

               MR. DEAN: Well, we are attempting to develop national brands, whether it's for dips, but in the fluid milk business we have these ISL chugs that we are trying to promote on a national basis. I would think that we, between us, between Suiza and ourselves as a new company, will be able to come up with one or two national brands that we can promote. Dairy brands, but I don't think we are going to give up on a regional brand. But regional brands still can compete against the Cokes of the world, the Pepsi's of the world.

               I don't think you are going to see our company, Greg should probably talk about this. We are never going to probably be the marketers in Coke or Pepsi. We just don't have those kinds of products. We do very well regionally and we can do very well. We pick out spots and with the right national brand we can do pretty good, with the right product.

               MR. ENGLES: I think that when Howard says the opportunity is to compete against national branded companies it's more along the lines of we are competing ultimately for share of [inaudible] and our category in our product lines. And one of the detriments that we have labored under as the milk industry is a lack of scale of the ability to invest in innovation.

               So, we are not going to take on Coke and Pepsi head on. We are not going to get into that carbonated soft drink business. But we are going to endeavor to bring products to our consumers and our customers that have appeal and have the ability to grow. And I think in that regard specifically we are going to continue to focus on our single serve beverage lines, whether it be Chug out of the Dean family or our line of single serve products out of Hershey.

               We are going to continue to partner with people who have brands that are relevant in the category to introduce new products and bring them to our consumers. And you have seen each of our companies do that with respect to the Dean arrangements with Nestle and our arrangements with Hershey as we have sought to bring relevant brands to the category on the fluid milk side. And then you are going to continue to see us invest against new products where we have a competitive advantage, either in our manufacturing or distribution system. And where there, if you will, greenfields sort of product opportunities. And you have seen both of us be very opportunistic in the soy milk category.

               So, it's not head on competition with Coke, Pepsi and Quaker. What it is, is a greater ability to compete in the marketplace for the hearts and minds of our consumers with value added products where we have particularly relevant competitive advantage.

               I think the other things that's important to note in terms of strategy going forward is and I mentioned this a couple of times, we are going to be investing our resources against relatively large brands and relatively large opportunities. And I think prior to the combination we didn't have as good an opportunity set as we do today. So, I believe you'll see a company come out of here that's much more focused on investing against opportunities that have high return in high actual sales volume potential. And where you can make those investments in a very efficient way and get return back for your buck.

               MALE VOICE: First of all, Howard, I know you [inaudible] is there any break up in the Dean shareholders if this deal does not go through. And did you shop the company to anyone else?

               MR. DEAN: There is no break up. Maybe I should let Greg, do you want to handle that break up fee.

               MR. ENGLES: Well, there is effectively a topping fee in the transaction, John to the Suiza shareholders in the event of competing offer. And that topping fee is a 45 million dollar fee plus the payment of certain expenses in certain circumstances. Otherwise, the transaction is a locked up transaction in terms of the way that's structured between the parties. We are committed to getting the deal done.

               MALE VOICE: My question regarding shopping.

               MR. ENGLES: What?

               MALE VOICE: Have you shopped with anyone?

               MR. DEAN: We have had inquiries from a number of other companies once it was made public about three or four weeks ago that we were using Goldman Sachs to seek strategic alternatives. We have had a number of people from various companies that I know and some I don't know call us. Just about everything that they suggested or were thinking about was parts of our company. We were not going to sell the company in pieces. It just didn't make sense. So, we have not done anything with these proposals.

               MALE VOICE: And Barry, 5 to 10% cash accretion is between 27 and 54 cents per share which is a big range to know what the good will amortization is, what that expense is, whether it's closer to the, basically the good will is offsetting it to turn cash to neutral. But that's a big range. If we can get a hard number ion terms of that good will amortization costs I would appreciate it.

               MR. ENGLES: Well, John, we have done a very detailed calculation of what the impact of the deal will be. We are guiding the [inaudible] to 5 to 10%, which we think is a reasonable expectation for the first year. And the spread between cash and GAAP is obviously [inaudible] we are not in a position today to give any more details as far as our internal amount goes and how we arrived at those numbers. Obviously, as we get closer to closing then we start giving more specific guidance for the rest of 2001 and 2002. We'll be in a position to talk more specifically.

               But for now, the guidance that we are giving is what we said, 10% cash accretion, and then [inaudible]

               MALE VOICE: Greg, because milk is like motherhood and apple pie, how long do you think it will take to get this deal through and just how committed are you to doing it, even from a far as additional divestitures?

               MR. ENGLES: Well, we are committed to getting this transaction completed. There will be in our opinion, just because of the size of the two companies, a second request here. But we think the process works itself out in a manner that allows us to close in the third quarter of this year. And that would imply a 5 to 6 month process. Going through the Justice

Department and as you know, that's a 30 days after the filing to second request. Somewhere on the order of 30 to 60 days to work out the details of the second request and provide information in a period of time thereafter to sort out conclusions from the Justice Department's perspective of the information that they receive.

               And so, that's the basis of our time frame. We believe the solution that we have offered up here is one that addresses all the areas relevant overlap between the two companies. Of course, we are not going to speak for the Justice Department, but I will say that in structuring the transaction the contract as it exists between us we are committed to it.

               MALE VOICE: I guess this one comes in the way of one quick data point and then a broader question. I noticed the DFA deal will deem the loss of about 40 million. On it's own terms is that going to be accreted [inaudible]

               MR. ENGLES: The overall impact on the DFA transaction? That will be slightly accretive.

               MALE VOICE: Okay. And I guess a broader question that has come to me, as you look at some of the pieces now with [inaudible] notably pickles and soy beverages falls under that category. Howard, this came up on the [inaudible] for sale. Can you just address some of those non dairy areas? Are there some that are likely to go? Or conversely, what do you like about them that you are going to try to keep them in the mix.

               MR. ENGLES: Terry, when you look at the overall portfolio of products here, and let me go through this with you in some specificity. I would say that in broad brushes what Dean has in the way of product lines are product lines that we expect to retain. Let me start with the biggest one first, the pickle business. This is a business that as we have had our conversations with Dean Foods we have come to have a great appreciation for. Dean has a wonderful position in this business. They have about 85% private label market share. And are really the counterpoint to Vlasic in this business.

               They have a great set of assets in manufacturing and distribution network with respect to this business. And they have an excellent set of regional brands. The business is a very, very significant cash flow generating business. And I think that Dean and we both understand that as such. And we see no reason why we would divest of that business given the position that Dean has built in the industry.

               Similarly, I think in the powdered non dairy side of the business Dean has built a very significant position and share and one that gives them outstanding returns. Both of those product lines have great operating margins and I think a terrific operating returns. And they both generate a lot of cash. And we are going to be focused on generating a lot of cash for our business, both to delever our balance sheet and also to have the resources to invest in the future.

               So, there are going to be little parts and pieces of both Dean's business and ours that I expect we'll take a look at to divest, more in an effort to clean up our portfolios and get focused on the work that we have to. The big pieces to this rather than there being lines of business that we don't like and we just [inaudible]

               MR. DEAN: I might add to that, that [inaudible] I realize that the products lines that Greg is talking about, pickle, non dairy coffee creamer, but also aseptic and cheese sauces, along with the Marie salad dressings and the dip products are the number one market share for those product categories in the United States. I think they are viable. We control very strong brands. I don't think it would be too wise to give up [inaudible]

               MR. ENGLES: The refrigerated branded products are [inaudible] there is absolutely no issue [inaudible]

               MALE VOICE: Could you just tell us what your share will be in the fluid milk market, specifically once the deal is done?

               MR. ENGLES: Bill, you know, those numbers are imprecise because you are dealing with historical data accumulated by the Department of Agriculture, but the best estimate we have post divestiture of the six plants is on the order of 30% of the national market.

               MALE VOICE: Barry, can you just flesh out the P&L a little bit for us? What do you think the combined interest expense will be. And when you talk about the good will differential, are you including adding back Dean's existing good will or is it just the good will that [inaudible]

               MR. FROMBERG: Well, the interest expense we don't have the current numbers here, but we have got 2.5 million dollars in debt. And the pricing will range somewhere in the order of livemore plus 250 to livemore plus 3 and 3 and a quarter, depending on which [inaudible] so you should be able to get pretty close to what the interest is suppose to be.

               MALE VOICE: That's the senior bank debt. You are going to have add to that senior notes which are out there.

               MR. FROMBERG: And then the types.

               MR. ENGLES: But none of the math on those pieces of paper will change. Keep in mind we have yet to syndicate this facility and we'll be able to give you the answer on [inaudible] finally nailed down. Right now we are working with some under our underwritten commitments, some range of expectations.

               MALE VOICE: What number are you assuming when you are providing [inaudible]

               MR. ENGLES: Well, actually John, no one would disagree with you. We provide a very specific guidance. We have provided a relatively wide range of guidance. So, I am prepared to deal with one of those two, but not both of them. We have provided a range of guidance here for a variety of reasons. First of all, we haven't syndicated this [inaudible] secondly, there is some time that's going to pass before we close. All of which is going to affect how much funded debt we have, what the first year is going to be, whether it's going to be last half of 2001 and the first half of 2002 [inaudible] or the quarter in between.

               So, that's the reason for the lack of precision. But our modeling has assumed that the pro rata piece of the bank debt is priced somewhere between livemore plus 200 and livemore plus 300 basis points. Maybe it's 225 and 275.

               MALE VOICE: [inaudible] get the number?

               MR. ENGLES: For interest expense?

               MALE VOICE: Yes. You said it's going to be [inaudible]

               MR. ENGLES: If you want to assume a spread you should assume livemore plus 275 basis points and livemore plus 300 basis points for the crunch B and you should assume that there is 850 million dollars in [inaudible] A and the balance 600 million dollars in revolver and the rest in crunch B. And out of that you can run the numbers. Or you can call us later and we'll give you one.

               MALE VOICE: [inaudible] adding back Dean pre-existing good will or is it just the incremental good will?

               MR. FROMBERG: Well, there is a lot of moving pieces. You have the DFA interest. You have the acquisition and you have how you value Dean's assets between fixed assets and good will. When you put the all together you come up with the spread between cash EPS and [inaudible]

               MALE VOICE: Adding back in the good will that you have already to them.

               MR. ENGLES: Yes. It would be all of Dean's existing good will plus the purchase good will. There is some assumptions in there about how the allegation of Dean's assets works. But there is also a change in good will as a result of our reacquisition of the DFA [inaudible] so it's a slightly complicated [inaudible]

               MALE VOICE: Do you happen to know what the total company's good will charge will be?

               MR. FROMBERG: You know, Bill, I don't have those numbers.

               MR. ENGLES: Yes, if we could open up the phone lines, we'll take calls.

               MALE VOICE: Our first question is coming from Leonard Kanabaum of Merrill Lynch.

               MR. KANABAUM: Good morning. Two things, this happened awful quick. Makes me wonder whether or not you guys were talking before hand, or not. But, my concern only and I want to address the competition question if you can hear me. I am sorry, I am using a speaker phone in kind of a remote location here. It would appear to me that the second largest competitor now attempt to compete in the national accounts will be the coop, is that correct?

               MR. ENGLES: Well, there is a lot of large regional competitors out there.

               MR. KANABAUM: No, I know that, Greg, but this is the largest one going to be the coops and aren't they the ones who are going to cause the most problem if there is going to be one with the FTC?

               MR. ENGLES: I guess we don't see it that way, Lenny. We have got large competitors whether they are proprietary companies or coops. And some of them coops. And some of them have attributes of both. You got Prairie Farms in the Midwest and South. It's a very large competitor. Close to 2 billion dollars sales, including their joint ventures with DFA. You have got Dairy Gold up in the Northwest, very large player. You have the Wassanana Properties in the Northeast and the upper Midwest. You know, you have got many, many companies here with sales of between 500 million dollars and 2 billion dollars that are formidable, well capitalized competitors on a market by market basis.

               So, I wouldn't characterize it as either proprietary companies or coops. And I think the conclusion that we would suggest is that there is significantly well capitalized vigorous competitors in every one of these groups.

               MR. KANABAUM: Without pushing the point too hard, obviously you made the point early in the presentation that there is going to be viable competition here. And again, my only concern is the, I think this is a terrific merger on paper. I applaud it. It's just I guess I am still having a hard time coming to grips with we are going to deal with a national account like WalMart or a super regional like Kroger, it's just hard for me to see how the local or even the coops are going to be able to effectively compete in that market and provide the advantages you have. And it looks like a classic test of the FTC regulations.

               Am I overplaying that card?

               MR. ENGLES: Well, I guess the, of course, I don't want to speak for the regulators, because I don't have the right to do so. But the argument that you are effectively making is that by creating a business that can provide benefit to my customer I am somehow violating the spirit of the regulatory perspective on these issues. And I just don't think that's the case.

               If I raised the bar in terms of the level of competition by either being able to be more efficient or provide service that they find valuable as customers that's precisely what competition is about in America. And if that means that other competitors have to figure out a way to deal with that competitively well, so be it. But those are the rules of the game.

               MR. KANABAUM: I wish you very good luck. I think this is terrific.

               MR. ENGLES: Thanks, Lenny.

               MALE VOICE: Our next caller is Steve Klatta, of Klammanels Asset Management.

               MR. KLATTA: Good morning. Two questions. First off, the synergies numbers that you are using out there, 60 million and 120 million. Are those pre-tax or after tax numbers?

               MR. ENGLES: Those are pre-tax numbers. And those are net synergies.

               MR. KLATTA: Okay. And then also, how high, I mean, you can't quantify it, but how high on the corporate agenda going forward will be debt repayment?

               MR. ENGLES: Well, in the beginning it's gong to be extremely high. We are committed to delevering our balance sheet at this company. We have got a lot of wood to chop in terms of the work that needs to be done to make the most out of this merger. And that's where our focus is going to be. Our focus is going to be on execution here. And the period of time that it's going to take to know that you have executed well is going to be two or three years. So, we are going to be highly focused on execution and during that period of time we'll be paying down a lot of debt.

               MR. KLATTA: Very good, thank you.

               MALE VOICE: Our next caller is Stephanie Rogers of BNP Partners.

               MS. ROGERS: Good morning, Greg, Barry, Howard. You may have actually answered this before when you were talking about the Hart Scott Rodino period, but when do you expect the syndication for the new facilities to take place?

               MR. ENGLES: The plan is to move to the syndication market as quickly as we can get there. So, we expect the syndication, the bank meetings to take place in the [inaudible]

               MR. DEAN: Yes, Stephanie, we hope to be out on the market late April early May with syndication meetings and try to put this the syndication together in June.

               MS. ROGERS: Okay. That's great. I hope our name will be on the list.

               MR. ENGLES: You are sure on the invitation.

               MS. ROGERS: Thank you. That's all.

               MALE VOICE: Next caller is Jung Park of Guard Hill.

               MS. PARK: Hi, I just had one question. What accounting [inaudible] using for this?

               MR. ENGLES: This is a purchase accounting transaction.

               MS. PARK: Okay. Thank you.

               MALE VOICE: Our next question is John Park of DeMorris
Securities.

               MR. PARK: Hi, I am here, sorry about that. Can you compare for us the regulatory landscape between this transaction versus your Broughton Foods transaction a couple years ago. And also, you mentioned that the post merger market share would be around 30% which is a drop from about 35% currently if you just slapped together the current market shares of both companies. Are the six plants that you are divesting do they account for the 5% or are you planning for some additional divestitures on top of that?

               MR. ENGLES: No, the six plants account for the 5% change in market share. And I wouldn't necessarily say that we thought the 35 was the right starting point. But, when you look at the number historically and at the numbers that we have forecasted, the six plants have approximately 500 million dollars in revenue associated with them. Slightly more than 500 million dollars revenue. And that's how you get down to the 30% share.

               I don't think the regulatory landscape now is any different than it was in Broughton. I think it's important to understand Broughton Foods, when you enter into these kinds of transactions you file Hart Scott with the Justice Department. They develop a point of view about what their response to the transaction ought to be and any modifications you might need to make to the transaction to make it permissible under the anti trust laws of the United States. And they express that point of view to you.

               And then you have the opportunity to work it out. And in that context we worked out by the divestiture of the [inaudible] and here we are coming to the Justice Department right up front with proposed solutions to what are the obvious overlaps between the two companies.

               MR. PARK: Well, I agree that the obvious overlaps are the areas that you have already addressed, but I am looking at a map of both companies here, and there seems to be a number of states outside of what you have already talked about with further overlaps. And I am wondering how you are going to address those states?

               MR. ENGLES: Well, the relevant analysis is not just where you overlap, but what other competition exists in those market places. And as I mentioned before, most of these markets are very highly competitive with numerous various players in these market places. So, the areas of obvious overlap are areas where both Dean and Suiza have relatively high shares and not a lot of other competitors. The rest of the country is just chalk full of dairy products.

               MR. PARK: If the government were to come back with greater demands on divestitures, would you comply with that?

               MR. ENGLES: We think we have offered up what's necessary to make this transaction work. We are not going to speculate about how this is going to play out.

               MR. PARK: Okay. Thanks a lot.

               MALE VOICE: I would like to hand the floor back to the live questions at this time.

               MALE VOICE: In terms of margins it seems like one of the great points of operating leverage has always been bringing Dean's margins up from the current. Do you think you can get Dean dairy margins to the Suiza level and if so, what kind of time period would you think would be involved?

               MR. DEAN: I think so. The big difference between our dairy margin and Suiza's dairy margins are three operations that have caused us problems over the last, you probably all know who they are. The last three years at the Barber, Berkeley and the new plant at Richland Center, which is part of the Land O'Lakes acquisition. We need to get our hands around them. We are starting to do it right now. I think getting Suiza involved and lastly, being able to put some more product in some of those plants, and do some different things. I think we are going to get those cost problems taken care of. And there is no reason that our margins aren't right up where Suiza's margins are.

               Those three plants are causing this.

               MR. ENGLES: That's really right, if you look across the span of both of these businesses, the margin structures are pretty comparable with the exception of the places where Dean has had some particular problems. I think there is first of all, Barber will be one that is on the list of divested assets. And the California operations are going to be places where we have great opportunity I think to help one another there in terms of manufacturing side of the business. So, they will be getting an extremely high degree of attention. But upon on the solution of those three problems I think we are going to have a [inaudible]

               MR. DEAN: I want to make one point on the Barber. It wasn't in the press release. On the sale of Barber or divesting of Barber the Justice Department plans, it's only the Barber milk plant, not Barber ice cream plant. There are two separate plants down there. We have just signed up a long term contract with Baskin Robbins and I wasn't sure that they realized that the ice cream plant of Barber is going to stay with us. Stay with the new company. The milk plant is going to [inaudible]

               MALE VOICE: Sounds like a relatively quick fix then.

               MR. ENGLES: Well, it's going to get a high degree of attention, Terry. And I think we have got as between Dean and ourselves the makings of a fix that is readily achieved.

               MALE VOICE: Greg, you suggested 10 to 12% [inaudible] Can you quantify that a little bit. And give us a sense of what happens after [inaudible]

               MR. ENGLES: Well, when you put the pencil to the numbers on synergies with first year synergies and then moving out to a run rate in year 3 of 120 you are going to get a number that's now mid to high teens in terms of earnings per share growth rate over that period of time. So, we are clearly going to have an acceleration of earnings per share growth in the combined company for that period. Beyond three years my prognostication is [inaudible] are nothing that I am going to roll out here for the world, because I run too much risk of embarrassment. But, the reality of it is I believe we are going to have a much better platform three years from now to drive earnings growth. And that's going to be Morningstar platform, or a value added products platform that we hope and expect is going to go from one billion dollars in historical sales to a much greater number than that. We have increasing traction in margins along the way. And ice cream business where I think we have opportunities to create right now as between the two companies.

               In the milk platform and associated refrigerated distribution system that I think is just going to be unparalleled in terms of its ability to deliver product of value to our customers in earnings. So, I am excited about the future of the company here. And very confident about the near term capabilities in this first three years.

               MALE VOICE: Just one quick question on the cost that you highlighted as being both linked to the synergies that you are going to recognize as well as the cost of the merger. You said roughly 150 million. Can you just specified a little bit backing out the costs from that and what the bulk of the, what will be the cost of your going forward synergies once you are running on the 120 rate that you said?

               MR. ENGLES: Well, the, Barry, you want to knock out the 150?

               MR. FROMBERG: Well, the 150 is probably split almost evenly between deal costs and the one time cost associated with the synergies. And most of that even as we move our synergy opportunities from [inaudible] you won't see a repeat of that number, although as we get into some of the more longer term opportunities such as shutting down plants, combining production lines, you may see some additional one time charges, but it will really be no different than what you see from either Suiza in the past or Dean in the past as we were both trying to get to the additional cost saving opportunities as we [inaudible]

               MR. ENGLES: I think that's the right characterization. A lot of these synergies as we move forward, they may have a restructuring sort of balance sheet impact to them. Most of that or a significant portion of that would be non cash. And they should have extremely short pay back. So, the bulk of these charges is associated with the up-front aspects of the transaction. And moving forward if you look out sort of restructuring charge accounting concept history, you will find it very small in relation to [inaudible] and I would expect that to be continued.

               Any other questions from the phones?

               MALE VOICE: Our final phone question is coming from Luca Appollito of Chesapeake Partners.

               MR. APPOLLITO: Thank you. Most of my questions have been answered. But, two small questions. If the debt reduction is going to be your sort of your number one priority after closing, how long do you think it would take to lets say get the debt ratio from 3.8 to 3 or something a little more palatable? And then separately, who is advising you on the legal side for the transaction?

               MR. ENGLES: Well, let me deal with the debt reduction question first.

               MR. FROMBERG: I can take that. We think that we can get the total leverage down to where it is today over the next say 24 months. So, we see the opportunities to significantly reduce leverage pretty quickly as we put these two companies together and get the free cash flow generating power out of the two companies.

               MR. ENGLES: On the legal front, Suiza was represented by Hughes and Loose, which is our corporate counsel in Dallas. And by Switzer Berlin in Washington, D.C., on the antitrust issues. And I believe that Dean was represented by Kirkland and Ellis, both in Chicago and Washington.

               MR. DEAN: Yes, we used Kirkland and Ellis both for the antitrust and contract, Washington office.

               MR. APPOLLITO: And did you consult with any other firms on antitrust matters?

               MR. ENGLES: We did not. Switzer Berlin has a large antitrust practice, Washington practice. We feel like we got expert advise there.

               MR. APPOLLITO: Great. Thank you and good luck.

               MR. ENGLES: Great. That's the last question. We appreciate you all for attending, in person and on the phone.

               [End of Conference.]